Exhibit 99.1

T 604.682.3701 F 604.682.3600	Suite 400,455 Granville Street Vancouver, BC V6C 1T1	info@coralgold.com www.coralgold.com

July 7, 2010	Trading Symbols: TSX Venture – CLH US: OTC.BB – CLHRF
Berlin and Frankfurt – GV8

CORAL DRILLS 5 FT OF 0.4891 OZ/T GOLD AT
ROBERTSON PROPERTY, CRESCENT VALLEY, NEVADA

Coral Gold Resources Ltd. (the “Company”) is pleased to announce initial gold results from its recent RC drill program on the Triplet Gulch zone at Coral’s Robertson property, Nevada USA.

The program consisted of 12 vertical 600 ft depth reverse circulation holes at 500 ft spacing.  Hole locations can be viewed on Coral’s website www.coralgold.com  The program started 1 June and was completed 22 June.

Coral has received gold assay results from holes CR10-1 through CR10-9.  Intersections over cut off grade of 350 ppb (0.0103 oz/ton) are as follows:

Hole	Depth from to ft	Au (ppb)	Au (oz/ton)
CR10-1	0 – 10	788	0.0234
	130 – 135	440	0.0128
	155 – 160	383	0.0112
	195 – 220	388	0.0113
	225 – 260	389	0.0114
	280 – 295	487	0.0142
	460 – 480	579	0.0169
	555 – 560	508	0.0148
	585 – 600	351	0.0103

CR10-2	135 – 140	789	0.0230
	215 – 245	1,180	0.0337
(includes)	235 – 240	4,630	0.135
	320 – 340	710	0.0171
	360 – 370	1505	0.0437
	460 – 465	1020	0.0298
	510 – 520	656	0.0195
	580 – 585	492	0.0143

CR10-3	20 – 25	733	0.0214
	285 – 295	1,117	0.0325
	350 – 360	624	0.0182
	490 – 495	350	0.0102
	515 – 535	1,385	0.0404
	585 – 595	555	0.0162

CR10-4	10 – 15	1,430	0.0417
	320 – 330	745	0.0217
	500 – 505	417	0.0122
	580 – 600	881	0.0258

Hole	Depth from to ft	Au (ppb)	Au (oz/ton)
CR10-5	105 – 110	970	0.0283
	125 – 135	548	0.0160
	310 – 325	631	0.0184
	350 – 355	534	0.0156
	390 – 395	483	0.0141
	430 – 440	591	0.0114
	480 – 485	713	0.0208
	500 – 515	444	0.0129
	585 – 595	872	0.0254

CR10-6	320 – 325	433	0.0126
	335 – 340	406	0.0118

CR10-7	80 – 100	3,988	0.1164
(includes	95 – 100	14,300	0.418 )
	390 – 405	575	0.0168
	570 – 575	422	0.0123

CR10-8	60 – 65	1,585	0.0463
	75 – 80	479	0.0140
	185 - 210	1,552	0.0484
	365 – 380	666	0.0195
	515 – 550	564	0.0164
	560 – 565	376	0.0110

CR10-9	75 – 85	8,817	0.2575
(includes	75 – 80	16,750	0.4891)
	180 – 185	539	0.0157
	385 – 390	557	0.0162

The program was supervised and all samples were collected by Robert McCusker qualified person for NI43-101 and were fire assayed by ALS Chemex Labs using an AA finish.

For more information on the Robertson Property and Coral Gold’s other Nevada projects, visit the company’s website at www.coralgold.com

ON BEHALF OF THE BOARD

“David Wolfin”
___________________________________
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.